SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER

                      PURSUANT TO RULE 13A-16 OR 15D-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                 Information furnished as at September 22, 2000





                        Intertek Testing Services Limited

                                  (REGISTRANT)


                                  25 Savile Row
                                 London, W1X 1AA
                                     England
                     (ADDRESS OF PRINCIPAL EXECUTIVE OFFICE)



(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

                   Form 20-F  |X|                 Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934)

                         Yes                     No |X|

                Schedule of Information contained in this report
                ------------------------------------------------


                     Press Release dated September 22, 2000

                                  PRESS RELEASE

           INDICTMENT OF FORMER EMPLOYEES OF INTERTEK TESTING SERVICES
                         ENVIRONMENTAL LABORATORIES INC

On September 21, 2000, the US Department of Justice announced that a federal grand jury in Dallas, Texas returned an indictment on thirty counts against thirteen persons who were employed at Intertek Testing Services Environmental Laboratories Inc in Richardson, Texas.

Charges against the thirteen persons include conspiracy to commit mail fraud, conspiracy to present false, fictitious and fraudulent claims against the United States and wire fraud.



BILL SPENCER                                           RICHARD NELSON
FINANCE DIRECTOR                                       CHAIRMAN & CEO
TEL NO:  +44 20 7396 3400                              TEL NO:  +44 20 7396 3400

SEPTEMBER 22, 2000

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 6-K and has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.



INTERTEK TESTING SERVICES LIMITED
(Registrant)


By:       /s/  WILLIAM SPENCER
          --------------------
          Name:      William Spencer
          Title:     Director
          Date:      September 22, 2000